

Eddy Kaljic

COO & Director of Partnerships at HotelsByDay

New York, New York



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Hotels By Day



Pace University



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500+ connections

I have a very strong passion for kindness and entrepreneurship. Two things that are at the core of a business. The experience I have accumulated in my days with a growing startup vary from sales, revenue optimization, market management, operations, and business implementation. Working in the...

FlexBook - Brief to Hoteliers

HBD - Brief to Hoteliers

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Experience



COO, Director Of Partnerships

Hotels By Day

Mar 2016 – Present • 2 yrs 4 mos

With HotelsByDay, guests can make daytime reservations at top hotels around the country. Matching day guests with available hotels, we fill the gap in daytime lodging options for travelers and help our hotel partners maximize their unused idle/turned-over inventory with a created technology.

With FlexBook.co, travelers can book overnight hotel rooms with guaranteed early check-in and late check-out. By providing hoteliers with technology and easy protocols to set-up different rules of check-in/check-out, hotels can now seamlessly monetize idle day-inventory, boost BAR, better manage their check-in flows, and increase brand exposure to business and leisure travelers.



NightFolks

Resident DJ, Event Manager

NightFolks

May 2017 – Oct 2017 • 6 mos

96 W Houston



Kushner Companies

Summer Internship

Kushner Companies

Jul 2015 – Jul 2015 • 1 mo

55 Bay St, Jersey City

-Analyze and interprete site plans.
-Deliver important site plans between contractor and ownership offices.
-Make photocopies of site plans and project files.
-Attend meetings with projects managers.

 **Summer Internship**
Kushner Companies
Jul 2013 – Jul 2013 • 1 mo
The Puck Building

–Analyze and interprete site plans.
–Deliver important site plans between contractor and ownership offices.
–Make photocopies of site plans and project files.
–Attend meetings with projects managers.

Education

 **Pace University**
Bachelor's Degree, Philosophy
2017 – 2021

 **School of the Future**
2008 – 2015

Skills & Endorsements

Marketing · 4
Pepi Cunmulaj and 3 connections have given endorsements for this skill

Sales · 2
Pepi Cunmulaj and 1 connection have given endorsements for this skill

Public Speaking · 2
Pepi Cunmulaj and 1 connection have given endorsements for this skill

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